UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549
____________________________

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
For the transition period from_______________ to _______________

Commission File No. 1- 6407

____________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHERN UNION SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-0571592 (I.R.S. Employer Identification No.)

5444 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5306 (Zip Code)

Registrant's telephone number, including area code:  (713) 989-2000

Required Information

A. Financial Statements

Financial Statements and Supplemental Schedule
dated as of December 31, 2006 and 2005 (with
Independent Registered Public Accounting Firm Reports thereon)

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

Southern Union Savings Plan
_____________________________
Financial Statements
For The Years Ended
December 31, 2006 and 2005
&
Report Of Independent Registered
Public Accounting Firms
&
Supplemental Schedule

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for
Reporting and Disclosure Under theEmployee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report Of Independent Registered
Public Accounting Firm

To Participants and Administrator of the
Southern Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Southern Union Company Saving Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 25, 2007

Report Of Independent Registered
Public Accounting Firm

Southern Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Southern Union Savings Plan as of December 31, 2005.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Southern Union Savings Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parente Randolph, LLC
Wilkes-Barre, Pennsylvania
June 21, 2006

SOUTHERN UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value:
Southern Union Company common stock	$53,162,820	$60,782,259
Mutual funds	-	127,381,639
Common/collective trust	-	21,386,290
Participant loans	6,215,028	7,572,523
Money market funds	117,307,257	23,122

Total investments	176,685,105	217,145,833

Receivables:
Employer contributions	324,455	17,116
Participant contributions	355,619	49,053
Due from broker	-	4,747
Accrued income	30,999	7,896

Total receivables	711,073	78,812

Total assets	177,396,178	217,224,645

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$177,396,178	$217,224,645

See Notes to Financial Statements

SOUTHERN UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$10,704,934
Employer contributions	10,456,355
Participant contributions	14,062,535
Rollover contributions	993,535
Net appreciation in fair value of investments	14,405,533
Total additions	50,622,892

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	90,332,677
Administrative expenses	118,682
Total deductions	90,451,359

Net increase (decrease)	(39,828,467)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	217,224,645

End of year	$177,396,178

See Notes to Financial Statements

Southern Union Savings Plan

Notes To Financial Statements

1.   Description Of Plan

The following brief description of the Southern Union Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Southern Union Company (the Company).  The Plan covers the majority of the employees of the Company and its participating divisions and subsidiaries on the date employment commences.

The Plan is designed to comply with Section 4975(e)(7) and the regulations provided thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 3, 2007, all assets in the Plan were transferred from Merrill Lynch Bank and Trust Co., FSB (Merrill Lynch) to JP Morgan Retirement Plan Services, LLC, the Plan’s new trustee.  In anticipation of the asset transfer, the Plan’s mutual fund and common/collective trust accounts were transferred to money market funds at December 31, 2006.

Contributions

Each year, Plan participants (Participants) may elect to contribute a portion of their pretax and after-tax compensation up to the Internal Revenue Service (IRS) limits to the Plan.  In addition, Participants may also transfer into the Plan amounts representing qualified roll-overs from other defined benefit or contribution plans.

        Notes To Financial Statements (continued)

The Company makes matching contributions to the Plan based on the formulas outlined in the Plan’s provisions.  The Company has also elected to make retirement power contributions, as those contributions are defined in the Plan, to eligible Participants.  The Plan also provides for discretionary profit sharing and profit incentive contributions.  There were no discretionary contributions in 2006.

Participants may direct their contributions plus all of the Company’s retirement power contributions, except as outlined in the Plan’s provisions, into various investment options offered by the Plan.  Prior to September 28, 2006, all of the Company contributions were invested in company stock, other than the retirement power contribution, which was invested as directed by the Participant. Since September 28, 2006, all company contributions have been participant-directed.  During 2006, the Plan offered ten mutual funds, one common/collective trust and Company stock as investment options.  Contributions are subject to certain limitations.

Participant Accounts

Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of investment and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of a Participant’s account is based on years of credited service with a graded vesting schedule that varies in accordance with the terms of the Plan.  Each of the Plan’s vesting schedules provide for 100 percent vesting after five or six years of credited service.

Diversification

Diversification is offered to Participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified.  Eligible Participants who have attained age 55 and are fully vested may elect to diversify the employer contribution portion of their account.

        Notes To Financial Statements (continued)

Beginning in 2007, Participant’s may elect to diversify the value of Company stock in their account into other participant-directed investments.  This diversification is limited only to the extent that for 2007 a Participant may only diversify 50 percent of the value of Company stock in their account.  After 2007, Participants may diversify any portion of the value of Company stock in their account to any other investment choice.

Participant Loans

Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the Participant’s loans from the Plan during the one year period ending on the day before the loan is made or one-half of the Participant’s vested balance.  The loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.   Principal and interest is paid ratably through payroll deductions.

Payment Of Benefits

Participants are eligible to receive a distribution of their vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to his or her beneficiary) or termination of employment.  Distributions of benefits are made in a single cash lump sum or as in-kind distributions of Company stock.  In-kind distributions are limited to the extent of the value of the Participant’s investment in Company stock.  Participants may elect to be paid in substantially equal monthly, quarterly, semiannual or annual payments.  The Plan provides for in-service withdrawals for hardship reasons, for Participants who have attained age 59 ½ or who have qualified roll-over contributions.

Effective March 28, 2005, the Plan was amended to allow automatic lump-sum distributions if the present value of the terminated Participant’s vested account balance is less than $1,000 in the aggregate.

Voting Rights

Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a Participant.  The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Plan Participants and beneficiaries.

        Notes To Financial Statements (continued)

2.   Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks And Uncertainties

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, including but not limited to interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions

Contributions to the Plan from Participants are recorded in the period that payroll deductions are made from Plan participants.

Payment Of Benefits

Benefits are recorded when paid.

        Notes To Financial Statements (continued)

Investment Valuation And Income Recognition

Investments are valued at fair value based on quoted market prices.  Mutual funds and the common/collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Southern Union Company common stock is valued at fair market value as quoted on the National Association of Securities Dealers Automated Quotation System. Money market accounts are valued at cost, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the nonvested portion of the Participant’s account represents a forfeiture.  Forfeitures are used to pay the Plan’s administrative expenses and reduce employer matching contributions. Forfeited nonvested accounts totaled $387,052 at December 31, 2006, $73,038 of which was used to pay administrative expenses of the Plan in 2006.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Common/collective trust asset investment reflected in the accompanying Statement of Net Assets Available for Plan Benefits is a Stable Value Fund that maintains investments in traditional guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic

        Notes To Financial Statements (continued)

GICs) which are fully benefit-responsive contracts.  See additional related information in Note 10-Stable Value Funds.  The Plan has adopted the FSP for the year ended December 31, 2006 with retrospective adoption for the year ended December 31, 2005. The adoption had no material effect on the Statements of Net Assets Available for Plan Benefits.

3.   Investments

The following presents the Plan’s allocated and unallocated investments as of December 31, 2006 and 2005.  Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2006		2005
Common stock,
Southern Union Company Common Stock *	$53,162,820		$60,782,259
Mutual Funds
Blackrock Large Cap Core I	-		26,957,582
Blackrock Fundamental GRW I	-		15,541,482
PIMCO Total Return Fund	-		16,884,273
MFS Total Return Fund	-		18,397,627
Common/Collective trust,
Merrill Lynch Retirement Preservation Trust	-		21,386,290
Other	-		49,600,675
Participant loans	6,215,028	**	7,572,523	**
Money market funds	117,307,257		23,122	**

Total investments	$176,685,105		$217,145,833

*	$36,702,060 and $40,308,922 is nonparticipant-directed at December 31, 2006 and 2005, respectively.
 **  Less than five percent of plan net assets.

During 2006, the Plan’s investments (including gains and (losses) on investments bought and sold, as well as held during the year) appreciated in value by $14,405,533 as follows:

Southern Union Company common stock	$8,873,688
Common Collective Trusts	(106,960)
Mutual funds	5,638,804

Total appreciation	$14,405,532

        Notes To Financial Statements (continued)

4.   Nonparticipant-Directed Investment

The net assets related to the nonparticipant-directed portion of the Southern Union Company common stock and the components of the change in the balance for the period presented are as follows:

	DECEMBER 31,
	2006	2005
Net assets,
Southern Union Company common stock	$36,702,060	$40,308,922

YEAR ENDED
DECEMBER 31, 2006
Changes in net assets:
Employer contributions	$3,466,339
Net appreciation in fair value of investments	1,448,539
Transfers to other investment options	(4,744,500)
Distributions to participants and administrative and
interest expenses	(3,777,240)

Net decrease	$(3,606,862)

Since September 28, 2006, Participants have been entitled to direct the investment of 100 percent of any new Company contributions made on their behalf.  Therefore, there were no nonparticipant-directed investments subsequent to this date.  See Note 1-Description of Plan-Diversification for related information regarding the nonparticipant-directed investments.

5.   Concentration Of Market Risk

The Plan has invested a significant portion of its assets in Southern Union Company common stock.  This investment in Southern Union Company common stock approximates 30 percent and 28 percent of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

        Notes To Financial Statements (continued)

6.   Administration Of Plan Assets

The Trustee of the Plan holds the Plan’s assets.  Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to Participants.  Administrative expenses for the Trustee’s fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination or partial termination of the Plan, or in the event of a permanent discontinuance of contributions to the Plan by an employer, the accounts of all affected Participants as of the date of such termination, partial termination or discontinuance would become 100 percent vested and nonforfeitable.  Upon such event, the assets of the Trust would be held and administered by the Trustee for the benefit of the Participants in the same manner and with the same powers, rights, duties, and privileges prescribed in the Plan until the Trust has been fully distributed pursuant to the applicable provisions of Article 6 of the Plan.

8.   Tax Status

The Plan received a favorable determination letter from the IRS dated October 15, 1996.  Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is exempt from federal income taxes.

9.   Related Party Transactions

Plan investments included certain mutual funds and a common/collective trust managed by Merrill Lynch during 2005 and 2006, respectively.  Merrill Lynch performed recordkeeping functions of the Plan and served as trustee of the Plan from October 1, 2003 to January 3, 2007.  Therefore these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

        Notes To Financial Statements (continued)

10.  Stable Value Funds

Fully Benefit Responsive Investment Contracts

The Plan has an interest in a Stable Value Fund that has investments in traditional GICs and Synthetic GICs as well as short and intermediate-term fixed income investments.

As described in Note 2-Summary of Significant Accounting Policies, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006
(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE

*	Common stock	Southern Union Company Stock Fund	$31,272,700	$53,162,820

*	Participant loans	Loans with interest rates ranging from
		3.25% to 11.5%	-0-	6,215,028
*	Money market fund	Cash Fund	N/R	117,307,257

			Total investments	$176,685,105

* A party-in-interest as defined by ERISA
N/R – Participant-directed investment, cost not required to be reported

See Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION COMPANY SAVINGS PLAN
(Name of Plan)

Date June 25, 2007	By /s/ RICHARD N. MARSHALL
Richard N. Marshall Senior Vice President and Chief Financial Officer